UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

Rewards Network Inc.

(Name of Subject Company)

Rewards Network Inc.

(Name of Persons Filing Statement)

Common stock, $0.02 par value per share

(Title of Class of Securities)

761557206

(CUSIP Number of Class of Securities)

Roya Behnia

Senior Vice President, General Counsel and Secretary

Rewards Network Inc.

Two North Riverside Plaza Suite 950

Chicago, Illinois 60606

(312) 521-6767

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:

Timothy J. Melton

Jones Day

77 West Wacker

Chicago, Illinois 60601

(312) 782-3939

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

FOR IMMEDIATE RELEASE

Contact:

Christopher Locke

Rewards Network Inc.

(312) 521-6741

Rewards Network Inc. and EGI Affiliate Sign Definitive Merger Agreement

— EGI Affiliate Will Offer to Acquire Shares of Rewards Network for $13.75 Per Share in Cash —

— Offer at 39% Premium to Company’s Closing Price on Day Prior to EGI’s Initial Offer —

CHICAGO, IL (October 28, 2010) -— Rewards Network Inc. (“Rewards Network”) (NASDAQ: DINE) announced today that Rewards Network and EGI Acquisition, L.L.C. (“EGI Acquisition”), an affiliate of Equity Group Investments, L.L.C. (“EGI”), a private investment firm, have entered into a definitive merger agreement under which EGI Acquisition will offer to acquire all of the shares of Rewards Network common stock not owned by EGI Acquisition for $13.75 per share in cash. EGI Acquisition currently owns approximately 14.2% of the outstanding shares of Rewards Network common stock. Certain other affiliates of EGI collectively own approximately 12.1% of the outstanding shares of Rewards Network common stock and have agreed to tender such shares in the offer. The transaction values Rewards Network on a fully diluted share basis at approximately $126 million.

The $13.75 per share consideration represents an approximately 39% premium over the closing price of Rewards Network’s common stock on June 8, 2010, the day before Rewards Network issued a press release noting that it had received indications of interest in pursuing a strategic transaction. The offer also represents a 14% dividend adjusted premium to the average closing price of Rewards Network’s common stock during the twelve months ended June 8, 2010.

As noted in the Rewards Network press release issued on June 9, 2010, the Board of Directors constituted a Strategic Coordination Committee (the “Special Committee”) consisting of disinterested members of the Board of Directors, and the Special Committee undertook a process to explore strategic alternatives for Rewards Network. The Special Committee unanimously recommended that Rewards Network’s Board of Directors approve the EGI merger agreement. Subsequently, the Board of Directors approved the merger agreement and resolved to recommend that Rewards Network stockholders tender their shares in the EGI Acquisition offer.

Pursuant to the definitive merger agreement, EGI Acquisition will offer to acquire all shares of Rewards Network common stock not owned by EGI Acquisition through a cash tender offer for $13.75 per share. EGI Acquisition intends to commence the tender offer within seven business days. The tender offer will expire 20 business days after the date it commences unless it is extended. Following the expiration of the tender offer, if EGI Acquisition owns at least 90% of the outstanding shares of Rewards Network common stock, EGI Acquisition intends to complete the acquisition of Rewards Network through the short-form procedure under Delaware law, which does not require a vote or meeting of the stockholders of Rewards Network. In the merger, each outstanding share of Rewards Network common stock not tendered and purchased in the tender offer will be converted into the right to receive the same consideration provided in the tender offer.

EGI Acquisition has delivered to Rewards Network copies of letters for committed financing through J.P. Morgan Securities LLC, who is acting as lead agent, and The PrivateBank and Trust Company, who is acting as co-lead. JPMorgan Chase Bank, N.A. is serving as the administrative agent for the facilities. Skadden, Arps, Slate, Meagher & Flom LLP is legal counsel to EGI.

Harris Williams & Co. is acting as financial advisor and Jones Day is legal counsel to the Special Committee.

Important Information

This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Rewards Network Inc. common stock. In connection with the tender offer and merger, EGI Acquisition will file with the Securities and Exchange Commission (the “SEC”) a combined Tender Offer Statement and Rule 13E-3 Transaction Statement under cover of Schedule TO, along with an Offer to Purchase, and Rewards Network will file with the SEC a Solicitation/ Recommendation Statement on Schedule 14D-9 and other documents relating to the tender offer. Stockholders of Rewards Network are urged to read these materials carefully when they become available because they contain important information about Rewards Network and the tender offer and merger. Anyone may obtain copies of these documents, when available, for free at the SEC’s website at www.sec.gov.

About Rewards Network

Rewards Network (NASDAQ: DINE), headquartered in Chicago, IL, operates the leading dining rewards programs in North America by marketing participating restaurants to members of these programs and by providing incentives to members to dine at these restaurants. In addition to operating the dining rewards program of leading airline frequent flyer programs, hotel frequent-stay programs, retailer shopping programs, college savings programs, and other affinity organizations, the Company offers its own dining rewards program, iDine® at www.idine.com. Thousands of restaurants and other clients benefit from the company’s restaurant marketing efforts, which include millions of email impressions, mobile access to restaurants via iPhone®, BlackBerry® and Android® smartphones and dining Web sites. Rewards Network also provides restaurant ratings and other restaurant business intelligence, as well as the purchase of dining credits from restaurants in the program. In conjunction with major airline frequent flyer programs and other affinity organizations, Rewards Network provides more than three million members with incentives to dine at participating restaurants. These incentives include airline miles, college savings rewards, reward program points and cash back benefits.

# # #

October 28, 2010

ALL-EMPLOYEE FAQS ABOUT THE TRANSACTION

The Sale

Who will own the Company once the sale closes?

•	An affiliate of Equity Group Investments, which is Sam Zell’s private company, will own us. We will no longer be a public company.

When will the sale close?

•

The buyer will be making an offer to all Rewards Network stockholders to purchase their shares of Rewards Network stock, which is called a tender offer. We expect the tender offer to begin soon. After that, a merger will take place and then EGI will own the company. We believe this will happen by December, but it depends on the timing of the offer made to shareholders.

When will we hear more communication on the sale process?

•

We will do our best to keep you informed on a regular basis about the status of the sale process. In the interim, please talk to your manager if you have any questions and we will try to answer as soon as we get more information.

•	We will be posting on chatter and soliciting your feedback. Look for updates on chatter.

•	If you feel more comfortable asking your questions confidentially, you can send them to Evan Makela and he will make sure to keep your identity confidential. Contact him at emakela@rewardsnetwork.com.

Impact on How We Work

What does the sale and “going private” mean for the Company and for me?

•	We expect to keep to our core strategy and way we do business.

•	Many of the obstacles of being a public company will be lifted. We’ll be able to be more nimble and focus on the things that matter.

•	We’ll be expected to increase our speed of execution, improve collaboration and transparency, and identify other impediments to our productivity.

•	Each one of us will be expected to adapt to this new environment, which will allow us to do more and to take ownership.

Will we change the name of the Company from Rewards Network Inc.?

•	We have no plans to change the name of the Company.

Is Canada affected differently than the U.S.?

•	Canada is part of the sale process so it will be treated the same as the U.S. business.

Company Strategy

Will our branding change? Will our focus change from the restaurant industry? Will our products change? Will our partners change? Will members still be rewarded for dining out?

•

We have no plans to change our branding or our focus on the restaurant industry. We expect to improve our current products and introduce new products consistent with our strategy. We are always evaluating our partner relationships and it is possible that we may change or add to our partners, as we have done in the past. Providing rewards for dining is a core element of our business and we will not cease providing these rewards to engaged members.

What will the new owners want to do with our Company? What does the sale mean for our strategy of Opening the Network and our commitment to the Four Pillars (iDine, Client Choice. Social Media, and Business Intelligence)?

•

Our new owners have been long time shareholders and are familiar with where we have been going as a Company over the past few years. They agree with our core strategy of focusing on marketing services and with the four pillars. They want to stay the course.

How do we expect to see the Company change?

•

As Ron has always said, change in our company never stops, whether we are a public company or under private ownership. We can expect the change to continue under new ownership except that we will be more focused on change that matters. Under private ownership, we will have the freedom to go faster, to be smarter in how we do things, and to be more innovative.

How will our culture change under new ownership?

•

We’ve got a terrific culture here; it is the backbone of who we are. We’ll be able to work faster, with fewer changes in direction, more clarity, and more focus on fewer priorities. Any other changes in our culture will be driven by you.

Compensation and Company Stock

What will happen to my compensation, benefits, 401k, etc.?

•	The way you get paid won’t change – if you get a check now, you will still get a check. If you have direct deposit, you will still have direct deposit.

•

Your benefits remain the same and in place for 2010. We have made some minor changes to the 2011 benefits plans that we will communicate to you before and during open enrollment in November. There won’t be an interruption in your benefits.

•

We don’t expect broad changes in our 401k plan. The Rewards Network stock in your 401k account will be sold, and the proceeds of the sale will be invested in the other investments that you have selected for your 401k account according to your own allocation. You don’t need to do anything with regards to the stock, but if you want to change your allocation of investments, you can on the Prudential 401k website (www.prudential.com).

•	We don’t expect broad changes in your dining benefit.

What happens to Rewards Network stock that I have in other accounts, like my own stock brokerage account?

•

You should receive the tender offer documents offering to purchase your shares at $13.75 per share. You may elect to participate in the tender offer, but even if you do not, your shares will be cashed out at $13.75 per share when the transaction closes. This will leave you with cash in your account.

•	You can contact Evan Makela at 312.521.6755 or makela@rewardsnetwork.com if you have any questions about your stock holdings.

Housekeeping Items

Do we need new business cards? How do I answer my phone and what Company signature do I include in email?

•	You will not need new business cards. The name of the Company remains the same. You should answer the phone as you usually do. You do not need to change the company signature

Will people from the buying company start working with us in our office?

•	From time to time, you will see our colleagues from the buyer work with us in our offices. We don’t expect anyone from the buyer to move into our offices permanently.

Will we still have our Holiday party this year?

•	We won’t change when or where your Holiday party will be.

Important Information

This communication is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Rewards Network Inc. common stock. In connection with the tender offer and merger, EGI Acquisition, L.L.C. will file with the Securities and Exchange Commission (the “SEC”) a combined Tender Offer Statement and Rule 13E-3 Transaction Statement under cover of Schedule TO, along with an Offer to Purchase, and Rewards Network Inc. will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 and other documents relating to the tender offer. Stockholders of Rewards Network Inc. are urged to read these materials carefully when they become available because they contain important information about Rewards Network Inc. and the tender offer and merger. Anyone may obtain copies of these documents, when available, for free at the SEC’s website at www.sec.gov.